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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*


                         Gaylord Entertainment Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   367905106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Frederic T. Spindel, Esq.                           Reed Smith Shaw & McClay LLP
       1301 K Street, N.W., Suite 1100-East Tower, Washington, DC 20005;
                           telephone: (202) 414-9200
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 4, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 13 PAGES

                                  SCHEDULE 13D

CUSIP NO. 367905106                                           PAGE 2 OF 13 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      The Oklahoma Publishing Company Voting Trust
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


      Organized under Delaware law
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                      12,539,974
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                       1,658,600
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                            0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      14,198,574
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       14,198,574
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       43.28%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       00
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 367905106                                           PAGE 3 OF 13 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      Edward L. Gaylord
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                         463,892
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                      14,504,115
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                         463,892
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      14,504,115
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       14,968,007
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       45.39%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 367905106                                           PAGE 4 OF 13 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Edith Gaylord Harper
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                            0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                      14,595,508
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                            0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      14,595,508
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       14,595,508
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       44.49%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 367905106                                           PAGE 5 OF 13 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Edward K. Gaylord, II
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


      United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                          77,210
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                      14,327,199
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                          77,210
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                      14,327,199
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       14,404,409
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       43.80%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 367905106                                           PAGE 6 OF 13 PAGES
         ---------------------
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      The Oklahoma Publishing Company
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION



--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                       1,658,600
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                            0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                       1,658,600
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                            0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,658,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.06%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

       This Amendment No. 4 amends the Schedule 13D dated October 10, 1997, that was filed jointly by The Oklahoma Publishing Company Voting Trust (the "Voting Trust"), Edward L. Gaylord, Edith Gaylord Harper and Edward K. Gaylord II (hereinafter collectively referred to as the "Reporting Persons" and, excluding the Voting Trust, as the "individual Reporting Persons"), as amended by Amendment No. 1 filed on August 24, 1998, Amendment No. 2 filed on October 2, 1998, and Amendment No. 3 filed on July 1, 1999, respecting the Common Stock, $.01 par value ("Common Stock"), of Gaylord Entertainment Company (the "Issuer"). It adds The Oklahoma Publishing Company ("OPUBCO") as an additional Reporting Person, on account of its acquisitions resulting in the holding of more than five percent of the Common Stock.

ITEM 2.  IDENTITY AND BACKGROUND.

       Item 2 is hereby amended and supplemented as follows:

       The name, state of organization, principal business, principal business address, principal office address and other information regarding OPUBCO, the additional Reporting Person added by this Amendment No. 4, are as follows:

       The Oklahoma Publishing Company, or OPUBCO, is a corporation organized under the laws of the State of Delaware. Its principal business is publishing; it also is engaged, directly and indirectly through subsidiaries, in oil and gas, real estates and investments. The address of its principal business and principal office is 9000 North Broadway, Oklahoma City, Oklahoma 73114

       The executive officers and directors of OPUBCO are the following:

       Edward L. Gaylord - Chairman & Chief Executive Officer,
                 Director
       Edward K. Gaylord II - President, Director
       Christine Gaylord Everest - Vice President & Assistant
                 Secretary, Director
       Mary Gaylord McClean - Director
       Edmund O. Martin - Vice President
       Edith Gaylord Harper - Secretary Emerita, Director
       David C. Story - Treasurer & Secretary, Director
       Stephen Bartolin, Jr. - Director
       Martin C. Dickinson - Director

       For each person, the principal occupation or employment is as an officer of OPUBCO, with the business address being the same as OPUBCO, except for the following:

       Mary Gaylord McClean - investments
       9000 North Broadway
       Oklahoma City, OK  73114

       Stephen Bartolin, Jr. - President, Broadmoor Hotel, Inc.
       P.O. Box 1439
       Colorado Springs, CO  80901

       Martin C. Dickinson - retired
       9000 North Broadway
       Oklahoma City, OK  73114

       Approximately 60% of the shares of OPUBCO are held in the Voting Trust, which is a Reporting Person under this Schedule 13D.

       Neither OPUBCO nor any of the executive officers and directors listed above has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any one of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 3 is hereby amended and supplemented as follows:

       The source of the funds used by OPUBCO to purchase shares of Common Stock was its general working capital. As of August 10, 1999, the total amount invested by OPUBCO in Common Stock since the filing of Amendment No. 3 to this
Schedule 13D (including commissions) was $2,555,315, and the aggregate amount that it had invested in Common Stock (including commissions) was $48,773,326.

ITEM 4.  PURPOSE OF TRANSACTION.

       Item 4 is hereby amended and supplemented as follows:

       Voting authority over the shares of Common Stock held by OPUBCO is shared by Edward L. Gaylord and Edward K. Gaylord II, who are both individual Reporting Persons on this Schedule 13D, in their capacity as executive officers of OPUBCO. To the extent they have the power to vote shares of the Issuer outside of OPUBCO, they may be expected to vote in a manner consistent with the manner in which the OPUBCO shares are voted by them. There is, however, no formal contractual obligation or understanding to do so. OPUBCO may purchase or sell shares of Common Stock on the open market or otherwise depending on an evaluation of market price or other considerations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 is hereby amended and supplemented as follows:

       Since the filing of Amendment No. 3 to this Schedule 13D on July 1, 1999, OPUBCO has acquired additional shares of Common Stock in open market transactions on the New York Stock Exchange, including the following purchases during the past 60 days (to the extent not described in Amendment No. 3):

            Purchase                Number of            Purchase Price
              date                    shares               per share
              ----                    ------               ---------
            06/30/99                  21,400                30.0000
            08/02/99                  11,000                30.1250
            08/02/99                   1,000                30.1250
            08/03/99                   7,800                30.1250
            08/04/99                  30,000                30.1250
            08/05/99                  13,600                30.0625

       The following information is as of the close of business on August 10, 1999:

       The Voting Trust beneficially owns 14,198,574 shares of Common Stock, constituting 43.28% of the Issuer's total shares outstanding. Under the terms of the Voting Trust Agreement, the Voting Trust has sole power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the 12,539,974 shares deposited in the Voting Trust. The shared power over the disposition of these shares exists by virtue of the Voting Trustees' authority over the withdrawal of such shares (described above in Item 2). The total figure also includes 1,658,600 shares that are beneficially owned by OPUBCO, a corporation that is controlled by the Voting Trust, over which the Voting Trust may be deemed to share power over the voting and disposition by reason of its control. The Voting Trust disclaims beneficial ownership of the shares held by OPUBCO.

       Edward L. Gaylord has the power to vote or direct the vote of, or to dispose or direct the disposition of, 14,968,007 shares of Common Stock, constituting 45.39% of total shares outstanding. This figure does not include shares owned by Mr. Gaylord's wife Thelma F. Gaylord, his children Christine Gaylord Everest, Edward K. Gaylord II, and Louise Gaylord Bennett, and his sister Edith Gaylord Harper, as to which Mr. Gaylord disclaims beneficial ownership. It does include 4,666,558 shares beneficially owned by Mr. Gaylord as Trustee for the Edward L. Gaylord Revocable Trust (4,635,998 of which are held in the Voting Trust); 828,646 shares beneficially owned by Mr. Gaylord as Trustee for the Mary I. Gaylord Revocable Living Trust (all of which are held in the Voting Trust); 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Mr. Gaylord is a co-Trustee with Christine Gaylord Everest and Edward K. Gaylord II; 262,395 shares beneficially owned by Gayno, Inc., a corporation controlled by Mr. Gaylord; 143,583 shares beneficially owned by the E.L. and Thelma Gaylord Foundation, a charitable trust of which Mr. Gaylord is a co-Trustee with his wife Thelma F. Gaylord;

33,333 shares beneficially owned by The Mary Gaylord Foundation, a charitable foundation of which Mr. Gaylord is a co-Trustee with his daughter Mary I. Gaylord; 170,937 shares subject to unexercised stock options; and 1,658,600 shares beneficially owned by OPUBCO, a corporation of which Mr. Gaylord is Chairman with the shared power to vote and dispose of the shares as portfolio securities, as to which Mr. Gaylord disclaims beneficial ownership. Because Mr. Gaylord is a Voting Trustee of the Voting Trust with shared voting power over the shares in the Voting Trust, the figure also includes the shares held in the Voting Trust that are owned by persons other than Mr. Gaylord, as to which Mr. Gaylord disclaims beneficial ownership. Of the aggregate number of shares reported above, Mr. Gaylord has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 463,892 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 14,504,115 shares.

       Edith Gaylord Harper has the power to vote or direct the vote of, or to dispose or direct the disposition of, 14,595,508 shares of Common Stock, constituting 44.49% of total shares outstanding. This figure does not include shares owned by Mrs. Harper's brother Edward L. Gaylord, as to which Mrs. Harper disclaims beneficial ownership. It does include 2,133,371 shares held by the Edith Gaylord Harper 1995 Revocable Trust, of which 1,736,437 shares are held in the Voting Trust. Mrs. Harper is a co-Trustee of that trust with William J. Ross and David O. Hogan. Because Mrs. Harper is a Voting Trustee of the Voting Trust with shared voting power over the shares in the Voting Trust, the figure also includes the shares held in the Voting Trust that are owned by persons other than Mrs. Harper and the shares beneficially owned by OPUBCO over which the Voting Trust may be deemed to share power over the voting and disposition (as described above), as to which Mrs. Harper disclaims beneficial ownership. Mrs. Harper has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, all the shares reported above.

       Edward K. Gaylord II has the power to vote or direct the vote of, or to dispose or direct the disposition of, 14,404,409 shares of Common Stock, constituting 43.80% of total shares outstanding. This figure does not include shares owned by Mr. Gaylord's parents, Edward L. and Thelma F. Gaylord, or his siblings Christine Gaylord Everest and Louise Gaylord Bennett, as to which Mr. Gaylord disclaims beneficial ownership. It does include 402,500 shares beneficially owned by Mr. Gaylord, which are deposited in the Voting Trust; 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Mr. Gaylord is a co-Trustee with Christine Gaylord Everest and Edward L. Gaylord; 77,210 shares subject to unexercised stock options; and 1,658,600 shares beneficially owned by OPUBCO, a corporation of which Mr. Gaylord is President with the shared power to vote and dispose of the shares as portfolio securities, as to which Mr. Gaylord disclaims beneficial ownership. Because Mr. Gaylord is a

Voting Trustee of the Voting Trust with shared voting power over the shares in the Voting Trust, the figure also includes the shares held in the Voting Trust that are owned by persons other than Mr. Gaylord, as to which Mr. Gaylord disclaims beneficial ownership. Of the aggregate number of shares reported above, Mr. Gaylord has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 77,210 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 14,404,409 shares.

       OPUBCO has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 1,658,600 shares of Common Stock, constituting 5.06% of total shares outstanding.

       Except as set forth above, none of the Reporting Persons has engaged in any transactions in the Common Stock of the Issuer during the past sixty days.

       Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

       The following is filed as an additional exhibit:

       Exhibit 1-A:  Joint Filing Agreement dated August 16, 1999



SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 16, 1999                   THE OKLAHOMA PUBLISHING VOTING
                                           TRUST
                                             Edward L. Gaylord,
                                               Voting Trustee
                                         EDWARD L. GAYLORD
                                         EDITH GAYLORD HARPER

                                         By:  /s/ Frederic T. Spindel
                                              ----------------------------------
                                              Frederic T. Spindel,
                                              Authorized Representative
                                              of The Oklahoma Publishing
                                              Company Voting Trust,
                                              Edward L. Gaylord, and
                                              Edith Gaylord Harper

                                         EDWARD K. GAYLORD II

                                         By:  /s/ Edward K. Gaylord II
                                              ----------------------------------
                                              Edward K. Gaylord II

                                         THE OKLAHOMA PUBLISHING COMPANY

                                         By:  /s/ Edward K. Gaylord II
                                              ----------------------------------
                                              Edward K. Gaylord II
                                              President

                                   EXHIBIT 1-A

                             JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Gaylord Entertainment Company, and further agree that this Joint Filing Agreement be included as an exhibit to such Statement.

       In evidence thereof, the undersigned, being duly authorized, hereby executes this Agreement this 16th day of August, 1999.

                                         THE OKLAHOMA PUBLISHING VOTING TRUST
                                           Edward L. Gaylord,
                                             Voting Trustee
                                         EDWARD L. GAYLORD
                                         EDITH GAYLORD HARPER
                                         EDWARD K. GAYLORD II

                                         By:  /s/ Frederic T.  Spindel
                                              ----------------------------------
                                              Frederic T. Spindel,
                                              Authorized Representative
                                              of The Oklahoma Publishing
                                              Company Voting Trust,
                                              Edward L. Gaylord, and
                                              Edith Gaylord Harper

                                         EDWARD K. GAYLORD II

                                         By:  /s/ Edward K. Gaylord II
                                              ----------------------------------
                                              Edward K. Gaylord II

                                         THE OKLAHOMA PUBLISHING COMPANY

                                         By:  /s/ Edward K. Gaylord II
                                              ----------------------------------
                                              Edward K. Gaylord II
                                              President